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                             October 20, 2021

       Rob Heyvaert
       Executive Chairman and Chief Executive Officer
       Motive Capital Corp II
       7 World Trade Center
       250 Greenwich Street, Floor 47
       New York, New York 10007

                                                        Re: Motive Capital Corp
II
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
13, 2021
                                                            CIK No. 0001885754

       Dear Mr. Heyvaert:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Arthur Tornabene-Zalas at 202-551-3162 or Karina Dorin, Attorney-
       Advisor, at 202-551-3763 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Energy & Transportation
       cc:                                              Gerald Spedale